Filed by Omega Financial Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                              Subject Company: Sun Bancorp, Inc.
                                                  Commission File No. 333-116407

                   Omega Announces Second Quarter Earnings

    STATE COLLEGE, Pa., July 19 /PRNewswire-FirstCall/ -- Omega Financial Corporation (Nasdaq: OMEF) reported second quarter 2004 net income of $3.931 million, a reduction of $301,000, or 7.1%, when compared to the same period last year, company officials said. Diluted earnings per share are $0.46 for the quarter as compared to $0.49 in 2003, said David B. Lee, Omega's chairman and chief executive officer. The company's common share dividends declared rose by 3.4% to $0.30 from $0.29 in the same quarter last year.

    For the year to date, the company's net income is $7.535 million compared to $8.454 million for the same period in 2003. Per share diluted earnings are $0.88, compared to $0.99 for last year. Omega's common share dividends declared are up 3.4% to $0.60 from $0.58, Lee said.

    Lee said, "We have continued to strengthen our historically strong, conservative loan portfolio by reducing non-performing loans by 9.4% since year-end 2003, resulting in a reduction in the loan loss provision by $250,000 when compared to the first six months of 2003. The rate environment persists in exerting pressure on Omega's net interest margin, which declined by 8.5% and 7.5% for the quarter and year to date, respectively," he added.

    "At the same time, we are aggressively marketing a variety of products to develop more total relationships with existing and potential customers," Lee said. "Through our branch network, customer information center and our website, we provide multiple points of convenient access to customers, allowing us opportunities to broaden the amount of services we provide to each customer."

    Early in the quarter, Omega announced an agreement to acquire Sun Bancorp, Inc. (Nasdaq: SUBI). This transaction, which is expected to close late in the third quarter or early in the fourth quarter of this year, should add to Omega's earnings per share by the end of the first full year of combined operations.

    Omega serves seven Central Pennsylvania counties through Omega Bank. Quarterly and annual reports, a corporate profile, stock quotes and other financial data can be accessed through the Omega web site at http://www.omegafinancial.com . Selected financial highlights are summarized on the following page.

    Omega will file relevant documents concerning the transaction with the SEC, including a registration statement on Form S-4. Investors are urged to read the registration statement on Form S-4 containing a prospectus/proxy statement regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments to these documents, because they contain (or will contain) important information. Investors are able to obtain those documents free of charge at the SEC's website (http://www.sec.gov). In addition, documents filed with the SEC by Omega can be obtained, without charge, by directing a request to Omega Financial Corporation, 366 Walker Drive, State College, PA 16804, Attention: JoAnn McMinn, Corporate Controller (tel:
877- 861-7800). INVESTORS ARE URGED TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THESE DOCUMENTS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

    This news release contains certain forward-looking statements about the proposed merger within the meaning of the Private Securities Litigation Reform Act of 1995. These include statements regarding the anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimate" and "intend" or future or conditional verbs such as "will," "would," "should," "could" or "may." These forward-looking statements are based upon the current beliefs and expectations of Omega's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the companies' control. In addition, these forward-looking statements are subject to the assumptions set forth below with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements. Omega does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among other things, the following possibilities:
(1) competitive pressure among depository institutions increases significantly; (2) costs related to the integration of the business of Omega are greater than expected; (3) operating costs, customer losses and business disruption following the merger may be greater than expected; (4) governmental approvals of the merger and/or the conversion may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger and/or the conversion; (5) Omega and/or Sun Bancorp, Inc. shareholders may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) changes in the interest rate environment reduces interest margins; (8) general economic conditions, either nationally or in the states in which the combined company will be doing business, are less favorable than expected; (9) legislation or regulatory requirements or changes adversely affect the business in which the combined company will be engaged; and (10) changes may occur in the securities market.

                 OMEGA FINANCIAL CORPORATION AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
                                (In thousands)
                                  Unaudited
                                                     June 30,     December 31,
    Assets                                             2004           2003
                                                 -----------------------------
    Cash and due from banks                          $31,494        $32,420

    Interest bearing deposits with other financial
     institutions                                     19,650         10,682
    Federal funds sold                                28,200         17,850

    Investment securities available for sale         242,976        240,539

    Total loans                                      773,829        788,144
    Less: Allowance for loan losses                  (10,226)       (10,569)
                                                 ---------------------------
    Net loans                                        763,603        777,575

    Premises and equipment, net                       13,934         14,348
    Bank-owned life insurance                         37,818         37,134
    Other assets                                      12,195          9,618
                                                 ---------------------------
    TOTAL ASSETS                                 $ 1,149,870    $ 1,140,166
                                                 ==========================
    Liabilities and Shareholders' Equity
     Deposits:
       Non-interest bearing                         $157,656       $155,702
       Interest bearing                              759,002        751,878
                                                 ---------------------------
    Total deposits                                   916,658        907,580

    Short-term borrowings                             27,989         33,263
    Other liabilities                                 14,502          6,950
    ESOP debt                                          2,360          2,521
    Long-term debt                                    21,005         21,600
    Other interest bearing liabilities                   840            813
                                                 ---------------------------
    TOTAL LIABILITIES                                983,354        972,727

    TOTAL SHAREHOLDERS' EQUITY                       166,516        167,439
                                                 ---------------------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $ 1,149,870    $ 1,140,166
                                                 ==========================

                 OMEGA FINANCIAL CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF INCOME
                      (In thousands, except share data)
                                  Unaudited

                                Three Months Ended      Six Months Ended
                                     June 30,               June 30,
                                ------------------------------------------
                                  2004        2003      2004        2003
    Interest Income:
    Interest and fees on loans  $10,995     $12,200   $22,192      $24,522
    Interest and dividends on
     investment securities        1,759       2,132     3,612        4,456
    Other interest income            91         125       147          222
                                ------------------------------------------
    TOTAL INTEREST INCOME        12,845      14,457    25,951       29,200
    Interest Expense:
    Interest on deposits          2,643       3,235     5,335        6,639
    Interest on short-term
     borrowings                      72          74       148          197
    Interest on long-term debt
     and other interest bearing
     liabilities                    244         279       492          495
                                ------------------------------------------
    TOTAL INTEREST EXPENSE        2,959       3,588     5,975        7,331
                                ------------------------------------------
    NET INTEREST INCOME           9,886      10,869    19,976       21,869
    Provision for loan losses         -         150         -          250
                                ------------------------------------------
    INCOME FROM CREDIT ACTIVITIES 9,886      10,719    19,976       21,619
    Other Income:
    Service fees on deposit
     accounts                     1,577      1,462      2,916        2,866
    Service fees on loans           366        379        647          781
    Earnings on bank-owned life
     insurance                      330        387        684          773
    Trust fees                      884        912      1,799        1,804
    Gain on sale of loans and
     other assets                     2        275          1          279
    Net gains on investment
     securities                     203        699        211          730
    Other                           922        871      1,764        1,648
                                ------------------------------------------
    TOTAL OTHER INCOME            4,284      4,985      8,022        8,881
    Other Expense:
    Salaries and employee
     benefits                     4,802      5,089      9,757       10,028
    Net occupancy expense           559        556      1,186        1,186
    Equipment expense               729        681      1,431        1,396
    Data processing service         430        421        853          840
    Other                         2,524      3,285      5,050        5,958
                                ------------------------------------------
    TOTAL OTHER EXPENSE           9,044     10,032     18,277       19,408
                                ------------------------------------------
    Income before taxes           5,126      5,672      9,721       11,092
    Income tax expense            1,195      1,440      2,186        2,638
                                ------------------------------------------
    NET INCOME                   $3,931     $4,232     $7,535       $8,454
                                ==========================================

    Net income per common
     share:
       Basic                       $.46       $.51      $0.89        $1.02
       Diluted                     $.46       $.49      $0.88        $0.99
    Weighted average shares
     and equivalents:
       Basic                  8,470,144  8,103,453  8,469,327    8,102,215
       Diluted                8,545,729  8,541,569  8,532,528    8,531,939
    Dividends declared per
     share:
       Common                      $.30       $.29       $.60         $.58
       Preferred                      -       $.45          -         $.90

                 OMEGA FINANCIAL CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED FINANCIAL HIGHLIGHTS
                                 (Unaudited)
                    (In thousands, except as indicated *)

                  -----------------------------    ---------------------------
                         For the Quarter                   Year to Date
                    2004         2003  % Change      2004       2003  % Change
                  -----------------------------    ---------------------------
    Earnings:
     Net income   $ 3,931      $ 4,232   (7.1)%    $ 7,535    $ 8,454  (10.9)%

    Per share
     statistics: *
        Diluted
         earnings    $.46         $.49   (6.1)%       $.88       $.99  (11.1)%
        Dividends
         declared
         - common     .30          .29    3.4          .60        .58    3.4
        Dividends
         declared
         - preferred    -          .45 (100.0)           -        .90 (100.0)
        Book value
         - common   19.73        19.95   (1.1)       19.73      19.95   (1.1)
        Market value
         - High     37.97        37.74    0.6        38.75      37.74    2.7
           Low      29.21        32.80  (10.9)       29.21      31.25   (6.5)

    Financial position
     at June 30:
        Assets $1,149,870   $1,170,727   (1.8)% $1,149,870 $1,170,727   (1.8)%
        Deposits  916,658      926,360   (1.0)     916,658    926,360   (1.0)
        Net loans 763,603      773,647   (1.3)     763,603    773,647   (1.3)
        Shareholders'
         equity   166,516      164,815    1.0      166,516    164,815    1.0

    Average Balances:
        Assets $1,141,139   $1,148,424   (0.6)% $1,133,632 $1,142,934   (0.8)%
        Deposits  911,057      917,235   (0.7)     902,229    910,907   (1.0)
        Net loans 780,948      780,321    0.1      785,082    780,033    0.6
        Shareholders'
         equity   171,168      166,215    3.0      170,565    165,487    3.1

    Profitability ratios
     - annualized: *
       Return on
        average
        assets       1.38%        1.47%  (6.1)%       1.33%      1.48% (10.1)%
       Return on
        average
        equity       9.19        10.18   (9.7)        8.84      10.22  (13.5)
       Net interest
        margin -
        fully tax
        equivalent   3.98         4.35   (8.5)        4.06       4.39   (7.5)

    Shares
     outstanding
     at June 30: *
       Common   8,440,520    8,100,064    4.2%   8,440,520  8,100,064    4.2%
       Preferred        -      219,781 (100.0)%          -    219,781 (100.0)%
                  -----------------------------    ---------------------------